

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2011

Via E-mail
Ms. Anna Brunelle
Chief Financial Officer
TIVO INC.
2160 Gold Street, P.O. Box 2160,
Alviso, CA 95002

   Re: TIVO INC.
     Form 10-K for Fiscal Year Ended January 31, 2011
     Filed March 14, 2011

     Form 10-Q for the Quarterly Period Ended April 30, 2011
     Filed June 6, 2011
     File No. 000-27141

Dear Ms. Brunelle:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Terry French for

         Larry Spirgel
         Assistant Director